

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-Mail</u>
Nicholas R. Toms
Chief Executive Officer
DecisionPoint Systems, Inc.
8697 Research Drive
Irvine, CA 92618

> **Re: DecisionPoint Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 19, 2013**
> **File No. 333-186619**

Dear Mr. Toms:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we reference our prior comments, they refer to our letter dated May 10, 2013.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 24</u>

1.   You state that you are reducing non-essential expenses and completing the integration of certain acquisitions, which is expected to result in cost savings. Please expand your disclosure to explain your plans with regard to cost reduction measures, and the result of such efforts to date. For example, please disclose which expenses you consider non-essential, and how you intend to reduce the corresponding expense amount.

<u>Business</u>

<u>Sales and Marketing</u>

<u>Customer Base, page 43</u>

2.   Please expand your response to prior comment 6 to identify the criteria you used to select the identified customers. For example, please disclose whether these are current customers, the minimum amount the clients spent on your solutions during recent financial periods, and the significance of these customers to your business.

Nicholas R. Toms
DecisionPoint Systems, Inc.
July 2, 2013
Page 2

Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc:	Via E-Mail
	Mike Roe, DecisionPoint Systems, Inc.
	Jeff Cahlon, Sichenzia Ross Friedman Ference LLP